Exhibit 99.3

Fleet Status Report

11 August 2026

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 11 August 2026

New Contracts / Extensions / Amendments

Idun
• Contract: July 2026 to September 2026, Undisclosed (Vietnam)
Gunnlod
• Contract: August 2026 to April 2027, PVEP-NCS (Vietnam)
Prospector 1
• Contract Extension: September 2026 to April 2027, One-DYAS (Netherlands)
Idun
• Contract: September 2026 to October 2026, HLHV JOC (Vietnam)
Gerd
• Contract Extension: February 2027 to March 2027, Foxtrot (Ivory Coast)
Galar
• Contract extension: May 2028 to May 2030, PEMEX (Mexico)
Gersemi
• Contract extension: May 2028 to May 2030, PEMEX (Mexico)

Letters of Award

Mist
• Binding LOA: October 2026 to November 2026, Sarawak Shell (Malaysia)

Other Developments

Skald
• Commenced operations with Vestigo Petroleum in Malaysia in late May 2026
Prospector 5
• Concluded operations with Eni in Congo in late May 2026 and commenced operations with BW Energy in Gabon in early July 2026
Joro
• Concluded operations with Siemens Energy in Germany in late May 2026 and subsequently warm stacked in the United Kingdom
Sif
• Commenced operations with Petronas in Suriname in mid-July 2026
Idun
• Commenced operations with an undisclosed operator in Vietnam in mid-July 2026
Thor
• Concluded operations with HLHV JOC in Vietnam in late July and commenced operations with PVEP-Cuulong in direct continuation
Odin
• Commenced mobilization activities to undisclosed operator’s first designated location offshore Texas in mid-August 2026

Borr Drilling Fleet Status Report - 11 August 2026

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	April - 2025	April - 2029	Brazil	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Bunduq	September - 2025	January - 2027	United Arab Emirates	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Bestla [1]	Gusto MSC CJ50	350 ft	2008	Eni [4]	December - 2025	December - 2026	Netherlands	Operating with option to extend
Forseti [1]	F&G JU-3000N	400 ft	2013	Noble Corp [4]	December - 2025	December - 2026	United Arab Emirates	Committed under BBC
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	May - 2030	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Foxtrot International	February - 2026	March - 2027	Ivory Coast	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2030	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	Halliburton	March - 2026	November - 2026	Angola	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400 ft	2018	TLJOC	May - 2026	August - 2026	Vietnam	Operating
				PVEP-NCS	August - 2026	April - 2027	Vietnam	Committed with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Undisclosed	July - 2026	September - 2026	Vietnam	Operating
				HLHV JOC	September - 2026	October - 2026	Vietnam	Committed
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating
				Sarawak Shell	October - 2026	November - 2026	Malaysia	LOA
Natt	PPL Pacific Class 400	400 ft	2018	SNEPCO	April - 2026	March - 2027	Nigeria	Operating with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	May - 2026	April - 2028	Mexico	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco Energy	November - 2025	September - 2026	Gabon	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Undisclosed	August - 2026	December - 2026	United States of America	Committed with option to extend
				Cantium	February - 2027	July - 2027	United States of America	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	December - 2025	April - 2027	Netherlands	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	BW Energy	July - 2026	July - 2027	Gabon	Operating with option to extend
Ran [1]	KFELS Super A Class	400 ft	2013	Eni	May - 2025	September - 2026	Mexico	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	April - 2027	Brunei	Operating with option to extend
Sif [1]	F&G, JU-3000N	400 ft	2013	Petronas	July - 2026	October - 2026	Suriname	Operating
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Vestigo Petroleum	May - 2026	November - 2026	Malaysia	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	PVEP-Cuulong	July - 2026	November - 2026	Vietnam	Operating
				Undisclosed	November - 2026	April - 2027	Vietnam	Committed
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	March - 2025	October - 2026	Libya	Operating with option to extend

Available Rigs

Freyja [1]	F&G, JU-3000N	400 ft	2014				Singapore	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018				United Arab Emirates	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020				Mexico	Warm Stacked
Joro [1]	Gusto MSC CJ50	350 ft	2008				United Kingdom	Warm Stacked
Var	KFELS Super B Bigfoot Class	400 ft	2024				Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras
4 - Rigs bareboat chartered to Noble Corporation affiliates

		Operating / Committed	Available	Cold Stacked

Total Fleet	29	24	5	0

Borr Drilling

Borr Drilling
Fleet Status Report – 11 August 2026

Rig Name	Location	2026 Q1	2026 Q2	2026 Q3	2026 Q4	2027 Q1	2027 Q2	2027 Q3	2027 Q4
Southeast Asia									
Gunnold	Vietnam	HLHV JOC	TLJOC	PVEP-NCS			Option		
Idun	Vietnam	PTTEP		Undisclosed, HLHV JOC					
Mist	Thailand/Malaysia	Valeura Energy			Sarawak Shell				
Saga	Brunei	Brunei Shell Petroleum					Option		⇨
Skald	Malaysia	Medco Energi	Vestigo Petroleum		Option				
Thor	Vietnam	HLHV JOC		PVEP-Cuulong	Undisclosed				
Freyja [1]	Singapore								
Var	Singapore								
Middle East and North Africa									
Arabia II	United Arab Emirates	Bunduq				Option			
Arabia III [1]	Saudi Arabia	Saudi Aramco							➡
Forseti [1]	United Arab Emirates	QatarEnergy LNG	Noble Corp [4]						
Vali	Libya	Mellitah Oil and Gas			Option				
Groa	United Arab Emirates	QatarEnergy							
West Africa									
Gerd	Ivory Coast	Foxtrot International							
Grid	Angola	New Age	Halliburton		Option				
Natt	Nigeria	Eni	SNEPCO				Option		
Norve	Gabon	Vaalco Energy							
Prospector 5 [1]	Gabon	Eni		BW Energy				Option	⇨
Europe									
Bestla [1]	Netherlands	Eni [4]				Option			⇨
Joro [1]	United Kingdom	Siemens Energy							
Prospector 1 [1]	Netherlands	ONE-Dyas					Option		
Americas									
Arabia I	Brazil	Petrobras [3]							➡
Galar	Mexico	PEMEX [2]							➡
Gersemi	Mexico	PEMEX [2]							➡
Njord	Mexico	PEMEX [2]							➡
Odin	United States of America			Undisclosed		Option, Cantium		Option	⇨
Ran [1]	Mexico	ENI							
Sif [1]	Suriname			Petronas					
Hild	Mexico								

Firm | Option | Available

Borr Drilling Fleet Status Report - 11 August 2026

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are “Forward Looking Statements”.

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.